Exhibit 99.1

Silicon Motion Announces Results for the Period Ended September 30, 2017

NEWS RELEASE

Financial Highlights

	3Q 2017 GAAP	3Q 2017 Non-GAAP
• Net sales	$127.2 million (-4% Q/Q, -20% Y/Y)	$127.2 million (-4% Q/Q, -20% Y/Y)
• Gross margin	46.0%	46.0%
• Operating margin	17.0%	20.0%
• Earnings per diluted ADS	$0.49	$0.57

Business Highlights

•	Embedded Storage[1] sales decreased approximately 5% Q/Q and accounted for about 80% of total sales, similar to the previous quarter

•	Client SSD controller sales decreased approximately 10% Q/Q

•	eMMC controller sales decreased approximately 20% Q/Q

•	SSD solutions sales increased approximately 50% Q/Q

•	Began shipping our SATA3 SSD controller to Micron for the Crucial BX300 SSD

•	Began commercial sales of our 2nd generation PCIe NVMe client SSD controllers

TAIPEI, Taiwan and MILPITAS, Calif., October 27, 2017 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended September 30, 2017. For the third quarter, net sales decreased 4% sequentially to $127.2 million from $132.7 million in the second quarter. Net income (GAAP) decreased to $17.6 million or $0.49 per diluted ADS (GAAP) from a net income (GAAP) of $24.0 million or $0.67 per diluted ADS (GAAP) in the second quarter.

For the third quarter, net income (non-GAAP) decreased to $20.3 million or $0.57 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $25.4 million or $0.71 per diluted ADS (non-GAAP) in the second quarter.

[1]	Embedded Storage comprises primarily eMMC and client SSD controllers and enterprise and industrial SSD solutions.

Third Quarter 2017 Review

“This quarter, NAND flash industry supply increased materially, which enabled us to significantly increase procurement of NAND for both our differentiated Ferri and Shannon SSD solutions,” said Wallace Kou, President and CEO of Silicon Motion. “Despite supply improvements, NAND prices remained elevated and high prices, as expected, continued to temporarily affect broader adoption of client SSDs. Our eMMC controller sales declined as previously communicated, the result of our NAND flash partner re-balancing their limited NAND supply away from mobile phones and towards other applications.”

Sales

(in millions, except percentages)	3Q 2017		2Q 2017		3Q 2016
	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$117.2	92%	$121.6	92%	$146.9	93%
Q/Q	-4%		4%		13%
Y/Y	-20%		-6%		82%
Mobile Communications**	$8.7	7%	$10.0	7%	$10.1	6%
Others	$1.3	1%	$1.2	1%	$1.6	1%
Total revenue	$127.2	100%	$132.7	100%	$158.6	100%
Q/Q	-4%		4%		13%
Y/Y	-20%		-6%		66%

*	Mobile Storage products include Embedded Storage products (eMMC and client SSD controllers and enterprise and industrial SSD solutions) and Expandable Storage products (SD and USB flash drive controllers)
**	Mobile Communications products include mobile TV SoCs and handset transceivers

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	3Q 2017	2Q 2017	3Q 2016	3Q 2017	2Q 2017	3Q 2016

Revenue	$127.2	$132.7	$158.6	$127.2	$132.7	$158.6
Gross profit	$58.5	$64.6	$77.4	$58.5	$64.6	$77.6
Percent of revenue	46.0%	48.7%	48.8%	46.0%	48.7%	48.9%
Operating expenses	$36.9	$34.3	$38.9	$33.1	$32.8	$32.0
Operating income	$21.6	$30.3	$38.5	$25.4	$31.8	$45.5
Percent of revenue	17.0%	22.8%	24.3%	20.0%	23.9%	28.7%
Earnings per diluted ADS	$0.49	$0.67	$0.92	$0.57	$0.71	$1.07

Other Financial Information

(in millions)	3Q 2017	2Q 2017	3Q 2016
Cash and cash equivalents, and short-term investments	$332.8	$306.0	$269.2
Bank loans	—	$25.0	$35.0
Capital expenditures	$3.0	$2.1	$2.8
Dividend payments	$7.1	$7.1	$5.3
Loan repayments	$25.0	—	—

During the third quarter, we had $3.0 million of capital expenditures for the routine purchase of software and design tools. We paid $2.9 million for the acquisition of Bigtera, a software defined storage company.

Our third quarter cash flows were as follows:

3 months ended Sep. 30, 2017
(In $ millions)
Net income (GAAP)	17.6
Depreciation & amortization	3.2
Changes in operating assets and liabilities	13.8
Others	2.9

Net cash provided by operating activities	37.5

Acquisition of property and equipment	(3.0)
Acquisition of Bigtera	(2.9)

Net cash used in investing activities	(5.9)

Dividend	(7.1)
Loans	(25.0)

Net cash used in financing activities	(32.1)

Effects of changes in foreign currency exchange rates on cash	0.1

Net decrease in cash, cash equivalents and restricted cash	(0.4)

Returning Value to Shareholders

On October 24, 2016, the Board of Directors of the Company declared a $0.80 per ADS annual dividend to be paid in quarterly installments of $0.20 per ADS. On August 17, 2017, we paid $7.1 million to shareholders as the fourth installment of our annual dividend. On October 24, 2017, the Board of Directors of the Company declared a $1.20 per ADS annual dividend to be paid in quarterly installments of $0.30 per ADS. The first installment of our new annual dividend will be paid on November 23, 2017.

On August 1, 2017, the Company announced that its Board of Directors has authorized a new program for the Company to repurchase up to $200 million of its ADS over a 12 month period. In the third quarter, the Company did not repurchase any shares.

Business Outlook

“We expect our business to gradually rebound in the fourth quarter, and rebound further next year due to increasing availability of 64L 3D NAND and more competitive NAND pricing,” said Wallace Kou, President and CEO of Silicon Motion. “In the fourth quarter, we expect our Ferri and Shannon SSD solutions customers to take advantage of improving supply of NAND flash to procure more than originally forecasted. We expect our client SSD controller sales to increase strongly in the fourth quarter as our pipeline of 2nd generation PCIe NVMe client SSD controllers start entering production.”

For the fourth quarter of 2017, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$130m to $136m 2% to 7% Q/Q	—	$130m to $136m 2% to 7% Q/Q
Gross margin	45.4% to 47.4%	Approximately $0.2m*	45.5% to 47.5%
Operating margin	13.2% to 15.5%**	Approximately $8.7m to 8.8m***	20.0% to 22.0%

*	Projected gross margin (non-GAAP) excludes $0.2 million of stock-based compensation.
**	Projected operating margin (GAAP) excludes potential impairment charges relating to FCI, which came to our attention after the end of the third quarter and which we are currently in the process of evaluating. The total carrying cost of FCI at the end of the third quarter 2017 is $35.5 million.
***	Projected operating margin (non-GAAP) excludes $0.5 million of amortization of intangible assets, and $8.2 million to $8.3 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on October 27, 2017.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Senior Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 9227 0229

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 9227 0229

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2016 ($)	Jun. 30, 2017 ($)	Sep. 30, 2017 ($)
Net Sales	158,580	132,732	127,216
Cost of sales	81,175	68,121	68,746

Gross profit	77,405	64,611	58,470
Operating expenses
Research & development	25,934	24,476	25,293
Sales & marketing	7,548	5,588	7,157
General & administrative	4,878	3,750	3,917
Amortization of intangibles assets	526	526	526

Operating income	38,519	30,271	21,577
Non-operating income (expense)

Interest income, net	541	958	993
Foreign exchange gain (loss), net	(375)	(65)	701
Others, net	28	(7)	32

Subtotal	194	886	1,726

Income before income tax	38,713	31,157	23,303
Income tax expense	5,991	7,124	5,709

Net income	32,722	24,033	17,594

Earnings per basic ADS	$0.93	$0.67	$0.49
Earnings per diluted ADS	$0.92	$0.67	$0.49

Margin Analysis:
Gross margin	48.8%	48.7%	46.0%
Operating margin	24.3%	22.8%	17.0%
Net margin	20.6%	18.1%	13.8%

Additional Data:
Weighted avg. ADS equivalents[2]	35,308	35,741	35,766
Diluted ADS equivalents	35,539	35,801	35,828

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2016 ($)	Jun. 30, 2017 ($)	Sep. 30, 2017 ($)
Gross profit (GAAP)	77,405	64,611	58,470
Gross margin (GAAP)	48.8%	48.7%	46.0%
Stock-based compensation expense (A)	156	2	58
Gross profit (non-GAAP)	77,561	64,613	58,528
Gross margin (non-GAAP)	48.9%	48.7%	46.0%

Operating expenses (GAAP)	38,886	34,340	36,893
Stock-based compensation expense (A)	(6,320)	(982)	(3,263)
Amortization of intangible assets	(526)	(526)	(526)
Litigation expense	(1)	—	—
Operating expenses (non-GAAP)	32,039	32,832	33,104

Operating profit (GAAP)	38,519	30,271	21,577
Operating margin (GAAP)	24.3%	22.8%	17.0%
Total adjustments to operating profit	7,003	1,510	3,847
Operating profit (non-GAAP)	45,522	31,781	25,424
Operating margin (non-GAAP)	28.7%	23.9%	20.0%

Non-operating income (expense) (GAAP)	194	886	1,726
Foreign exchange loss (gain), net	375	65	(701)
Non-operating income (expense) (non-GAAP)	569	951	1,025

Net income (GAAP)	32,722	24,033	17,594
Total pre-tax impact of non-GAAP adjustments	7,378	1,575	3,146
Income tax impact of non-GAAP adjustments	(1,768)	(173)	(393)
Net income (non-GAAP)	38,332	25,435	20,347

Earnings per diluted ADS (GAAP)	$0.92	$0.67	$0.49
Earnings per diluted ADS (non-GAAP)	$1.07	$0.71	$0.57

Shares used in computing earnings per diluted ADS (GAAP)	35,539	35,801	35,828
Non-GAAP Adjustments	244	51	129
Shares used in computing earnings per diluted ADS (non-GAAP)	35,783	35,852	35,957

(A) Excludes stock-based compensation as follows:
Cost of Sales	156	2	58
Research & development	4,009	315	1,960
Sales & marketing	1,038	596	767
General & administrative	1,273	71	536

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2016 ($)	Sep. 30, 2017 ($)
Net Sales	411,948	387,239
Cost of sales	209,461	199,332

Gross profit	202,487	187,907
Operating expenses
Research & development	66,367	74,107
Sales & marketing	20,114	18,504
General & administrative	12,024	11,887
Amortization of intangibles assets	1,577	1,577

Operating income	102,405	81,832

Non-operating expense (income)
Interest income, net	1,407	2,710
Foreign exchange gain (loss), net	(803)	289
Others, net	48	14

Subtotal	652	3,013

Income before income tax	103,057	84,845
Income tax expense	18,274	19,707

Net income	84,783	65,138

Earnings per basic ADS	$2.41	$1.83

Earnings per diluted ADS	$2.39	$1.82

Margin Analysis:
Gross margin	49.2%	48.5%
Operating margin	24.9%	21.1%
Net margin	20.6%	16.8%

Additional Data:
Weighted avg. ADS equivalents	35,198	35,651
Diluted ADS equivalents	35,476	35,867

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2016 ($)	Sep. 30, 2017 ($)
Gross profit (GAAP)	202,487	187,907
Gross margin (GAAP)	49.2%	48.5%
Stock-based compensation expense(A)	201	127
Gross profit (non-GAAP)	202,688	188,034
Gross margin (non-GAAP)	49.2%	48.6%

Operating expenses (GAAP)	100,082	106,075
Stock-based compensation expense (A)	(8,736)	(7,313)
Amortization of intangible assets	(1,577)	(1,577)
Litigation expense	(51)	—
Operating expenses (non-GAAP)	89,718	97,185

Operating profit (GAAP)	102,405	81,832
Operating margin (GAAP)	24.9%	21.1%
Total adjustments to operating profit	10,565	9,017
Operating profit (non-GAAP)	112,970	90,849
Operating margin (non-GAAP)	27.4%	23.5%

Non-operating income (expense) (GAAP)	652	3,013
Foreign exchange loss (gain), net	803	(289)
Non-operating income (expense) (non-GAAP)	1,455	2,724

Net income (GAAP)	84,783	65,138
Total pre-tax impact of non-GAAP adjustments	11,368	8,728
Income tax impact of non-GAAP adjustments	(2,810)	(986)

Net income (non-GAAP)	93,341	72,880
Earnings per diluted ADS (GAAP)	$2.39	$1.82
Earnings per diluted ADS (non-GAAP)	$2.62	$2.03

Shares used in computing earnings per diluted ADS (GAAP)	35,476	35,867

	For the Nine Months Ended
	Sep. 30, 2016 ($)	Sep. 30, 2017 ($)
Non-GAAP Adjustments	140	86
Shares used in computing earnings per diluted ADS (non-GAAP)	35,616	35,953

(A) Excludes stock-based compensation as follows:
Cost of Sales	201	127
Research & development	5,453	4,125
Sales & marketing	1,646	1,972
General & administrative	1,637	1,216

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30, 2016 ($)	Jun . 30, 2017 ($)	Sep. 30, 2017 ($)
Cash and cash equivalents	260,468	303,612	327,811
Short-term investments	8,683	2,354	4,984
Accounts receivable (net)	61,800	76,644	68,652
Inventories	79,728	81,767	78,594
Refundable deposits – current	44,289	44,119	19,542
Prepaid expenses and other current assets	6,392	11,278	11,204

Total current assets	461,360	519,774	510,787
Long-term investments	133	120	120
Property and equipment (net)	48,726	48,910	48,552
Goodwill and intangible assets (net)	74,423	72,840	77,691
Other assets	11,033	5,593	5,914

Total assets	595,675	647,237	643,064

Accounts payable	38,207	32,949	36,518
Loans	35,000	25,000	—
Income tax payable	22,148	21,355	22,360
Accrued expenses and other current liabilities	73,308	50,750	44,637

Total current liabilities	168,663	130,054	103,515
Other liabilities	16,766	21,354	22,313

Total liabilities	185,429	151,408	125,828
Shareholders’ equity	410,246	495,829	517,236

Total liabilities & shareholders’ equity	595,675	647,237	643,064

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and solutions and ship over 750 million NAND controllers annually, more than any other company in the world. Our controllers are widely used in embedded storage products such as SSDs and eMMCs which are found in smartphones, PCs and industrial and commercial applications. We also supply specialized high-performance hyperscale datacenter and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected fourth quarter of 2017 and full year 2017 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter of 2017 and full year 2017. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’

products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; any potential impairment recognized in our fourth quarter of 2017 relating to FCI; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 28, 2017, as amended on May 2, 2017. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
E-mail: sara.hsu@siliconmotion.com